Exhibit 10.37

June 15, 2015

Enderson Guimaraes

Dear Enderson:

I am pleased to offer you the position of President and Chief Operating Officer for Laureate Education, Inc. (“Laureate”) with responsibilities in Miami, Florida and Baltimore, Maryland reporting to Doug Becker, Chairman and CEO.  At this time, we anticipate your start date to be September 1, 2015, subject to obtaining an approved O-1A visa petition.

This offer is contingent upon our ability to apply for and successfully obtain an approved O-1A visa petition on your behalf to ensure that you will have the necessary authorization to commence employment with Laureate.  Laureate will cover the costs associated with processing the O-1A visa petition on your behalf.

Should Laureate be unable to obtain an approved O-1A visa petition, we will offer you employment with one of Laureate’s subsidiaries outside of the United States (e.g., in Brazil), until we are able to obtain the necessary authorization to employ you in the United States in another visa category (e.g., L-1A Intracompany Transferee, Executive). If such employment with one of Laureate’s foreign subsidiaries is necessary, Laureate will make the necessary adjustments, including via tax equalization or other methods, to assure that you will be in substantially the same financial position as if you were employed by Laureate in the United States. As we move forward, we will need your cooperation to provide the necessary documents and information to support the visa process and facilitate and legal and tax requirements should you be employed by us outside of the United States.

As President and Chief Operating Officer, you will oversee the operations of over 80 universities in 29 countries while providing leadership and support to Laureate’s four Divisional CEO’s in Latin America, Europe, AMEA, and GPS. While we would expect that you fully focus on learning Laureate’s operations during your first six months, we will also give you immediate responsibility for both our global HR and IT functions. As a key member of my Executive Committee and as COO, you will be expected to deliver on our goals related to growth, profitability, and student outcomes while modeling a high level of collaboration with our seasoned team. Moreover, I expect to develop a close alignment with you so as to effectively guide your learning journey in preparation for future opportunities.

Based on your excellent qualifications and the unique nature of this role, the Board and I would anticipate a more formal review of your readiness to succeed me as Chief Executive Officer within 18-24 months of your employment with us. Our goal is to fully support your development and preparation to the CEO capacity allowing me to focus on other aspects of Laureate’s mission and further advance Laureate as the worldwide leader in higher education.

We want this to be a highly successful relationship and in the interest of attracting you to the job, we are making the following offer:

Base Salary:	$900,000 Annually

Annual Bonus:

Your target bonus percentage under and subject to the terms of Laureate’s annual incentive plan (as amended from time to time) will be 130% of Base Salary ($1,170,000) payable in the year following the performance year, customarily in late March. You may earn a bonus payment at a higher level if the organization exceeds financial

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metric targets for the year, and you exceed individual performance objectives. The Laureate annual incentive plan can achieve a maximum payout at 200% of target; the annual incentive is weighted 80% on financial performance and 20% on individual performance. For 2015 only, you will be eligible to receive (i) a payment representing the eight months of forfeited bonus at target from your prior employer ($800,000); and (ii) four months prorated annual incentive starting on September 1, 2015 based on Laureate results for 2015.

Cash Long Term Incentive:

You will be eligible to participate in a Cash Long Term Incentive Plan valued at $1,000,000 in 2016, and $1,500,000 in 2017, subject to the terms of the Plan as amended from time to time. For 2015 only, you will be eligible to receive (i) a payment representing the eight months of your forfeited long term bonus at target from your prior employer ($1,000,000); and (ii) four months prorated starting on September 1, 2015 based on Laureate results for 2015. These awards are 100% performance based and tied directly to the annual achievement of our EBITDA goals per the 2015 Laureate budget and the Laureate Long Range Plan for 2016 and 2017. Payment of these awards will be based on Laureate achieving 98% of the EBITDA target for each year. Payment for each year, if earned, will be paid annually as soon as it is administratively practicable after the end of the performance period.

Laureate Equity:	Our Long Term Incentive Plan is designed based on the fact that Laureate is a high growth company presenting greater economic upside to you as well as attractive career opportunities going forward.

You will be eligible to participate in our long-term incentive (LTI) program, subject to the terms of the Plan as amended from time to time. Your annual LTI target will be equal to 408% of your annual base salary. Equity will vest over a five-year period. Our equity program consists of three vehicles that are a highly valuable part of your total remuneration: time vested Stock Options, performance vested Stock Options and Performance Share Units (PSUs).

It is important to note that five full years of annual equity awards valued at $3.672 million per year will be delivered on an “up front” basis, meaning that we are awarding $18.360 million to you now, locking in a current exercise value for five years’ worth of equity at the time of this grant. The number of stock options associated with this value will be calculated using Laureate’s Black-Scholes value at the time of grant. The number of PSUs will be calculated using the fair market value of Laureate’s common stock at the time of grant.

The current fair market value of the Laureate common stock is $6.44. The stock options and PSUs will be granted to you on the date of the first regularly scheduled meeting of the Compensation Committee of the Laureate Board of Directors (the “Compensation Committee”) following your start date. The exercise price will be the fair market value of Laureate stock, as determined by the Compensation Committee on the date of grant.

Please see the table on last page for a description of the equity vehicles and vesting terms. Specifics of the terms of the equity will be described in a separate Equity Agreement document, which will be delivered upon grant of this equity.

Special Consideration:

To recognize the vesting gap and leverage on your current plan, we will award a special one-time grant of 250,000 time vested Restricted Stock Units under our LTI Plan that will vest 100% on December 31, 2017. If your employment is terminated by us “without cause” prior to December 31, 2017 subject to the terms of the Plan as amended from time to time, this grant will vest immediately upon your date of termination provided you sign the required separation and release agreement within the time period specified in that agreement.

Benefits:

You will be eligible for the standard Laureate United States employee benefits package on the first day of the month following one full calendar month of employment. All benefits will be subject to the terms of the applicable Plans, as amended from time to time for other executives.

Vacation:	Twenty (20) days paid vacation, accrued on an annual basis. Vacation time will accrue at the rate of 13.34 hours per month.

Housing Expenses:	We will provide provisional housing for up to 6 months.

Relocation Expenses:	Laureate will pay any reasonable relocation expenses related to closing your New York apartment and moving furniture, personal possessions, and other items from that apartment.

Severance Provision:

You will receive severance equal to one year of base salary and bonus at target if terminated by us “without cause” within 24 months of beginning your employment with us provided you sign the required separation and release agreement within the time period specified in that agreement. This payment is in lieu of any severance income to which you may become entitled under any severance plan, policy or program now existing or hereafter adopted by Laureate.

This letter confirms the terms and conditions of your assignment, subject to any additional requirements or restrictions under local law. This offer is contingent upon satisfactory reference checks and completion of a thorough background check.  Your employment will be on an “at will” basis, and is subject to the terms and conditions contained in our Employee Handbook.  This offer of employment is not a contract, either express or implied.  Your first 90 days of employment are considered an introductory period.  As a condition to employment, you will be required to sign our Confidentiality, Non-Disclosure and Covenant Not To Compete Agreement, which is part of the New Hire Packet that you will receive on your first day of employment.

In this position, we believe you will have the opportunity to make significant contributions to Laureate’s growth.  We look forward to having you join us as President and Chief Operating Officer while working with you to continue building our company into the global leader in higher education.

Please indicate your acceptance of this offer by signing in the space provided below and returning it to my attention, retaining a copy for your files.

If you have any unanswered questions or if there is any way we may assist you further, please do not hesitate to contact me.

Sincerely,

/s/ Douglas L. Becker

Douglas L. Becker
Chief Executive Officer & Chairman

Accepted:	/s/ Enderson Guimaraes	Date: July 6, 2015
Enderson Guimaraes

cc:                                Alfonso Martinez

LTI Equity Vehicles and Vesting

Equity Vehicle	As Percent of Total Grant	Vesting Terms
Time Vested Stock Options	50%	Time vest ratable over 5 year period.
Performance Vested Stock Options*	25%	Performance vest ratable over 5 year period.
Performance Stock Units*	25%	Performance vest 40% in second year; 20% thereafter in year 3, 4, and 5.
Special Restricted Stock Unit Grant		Cliff vest 100% on December 31, 2017

*Performance based equity vests upon the achievement of annual equity value goals, over the five year performance period. Specific performance goals will be provided in a separate equity agreement document upon grant.